AMARC RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at August 13, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Amarc Resources Ltd. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on September 27, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Amarc Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your shares in a brokerage account, then you are a Beneficial Shareholder. The manner for voting is different for registered and Beneficial Shareholders. The instructions below should be read carefully by all shareholders.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 13, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of August 13, 2007 there were 63,299,473 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There are no Preferred Shares issued and outstanding as at August 13, 2007.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at August 13, 2007 are:

Shareholder Name	Number of Common Shares	Percentage of Issued
	Held	Common Shares
Robert Dickinson	6,526,409	10.3%

Notes: The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended March 31, 2007, together with the related annual information form, management’s discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authority in British Columbia and Alberta and are specifically incorporated by reference into, and form an integral part of, this Information Circular.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request and without charge from Investor Relations, Amarc Resources Ltd. at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone 604-684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at five (5). The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or, if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any public companies each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 13, 2007.

Name of Nominee; Current Position with the Company and Province of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
David Copeland Director British Columbia, Canada	Since September 1995	869,500 Common shares

Name of Nominee; Current Position with the Company and Province of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Scott Cousens Director British Columbia, Canada	Since September 1995	539,000 Common shares
Robert Dickinson (2) Chairman of the Board and Director British Columbia, Canada	Since April 1993	6,526,409 Common shares 940,000 Warrants (3)
Jeffrey Mason Chief Financial Officer, Secretary and Director British Columbia, Canada	Since September 1995	2,796,000 Common shares 1,400,000 Warrants (3)
Ronald Thiessen President, Chief Executive Officer and Director British Columbia, Canada	Since September 1995	2,796,000 Common shares 400,000 Warrants (3)

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2.	1,689,773 of these Common Shares are held in the name of United Mineral Services Ltd., a private company controlled by Mr. Dickinson.

3.	Each warrant entitles the holder to purchase one non-flow through common share until January 17, 2009, at a price of $0.55 per share.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, Asia, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director & CEO	September 2006	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director Co-Chairman Chairman	April 1993 September 2000 April 2004	Present April 2004 Present
Anooraq Resources Corporation	Director Director Chairman Co-Chairman	November 1990 October 2004 April 2004 October 2004	September 2004 Present September 2004 Present
Continental Minerals Corporation	Director Chairman Co-Chairman	June 2004 June 2004 January 2006	Present January 2006 December 2006
Detour Gold Corporation	Director	August 2006	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director Chairman Co-Chairman	July 1991 April 2004 September 2004	April 2007 September 2004 April 2006
Great Basin Gold Ltd.	Director Co-Chairman Chairman Co-Chairman	May 1986 September 2000 April 2004 December 2005	November 2006 April 2004 December 2005 November 2006
Northern Dynasty Minerals Ltd.	Director Co-Chairman Chairman	June 1994 November 2001 April 2004	Present April 2004 Present
Rockwell Diamonds Inc.	Director Chairman	November 2000 November 2000	September 2006 September 2006
Taseko Mines Limited	Director Chairman Co-Chairman	January 1991 April 2004 July 2005	Present July 2005 May 2006

JEFFREY MASON, B.Comm., CA – Chief Financial Officer, Secretary and Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touché. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director Secretary Chief Financial Officer	September 1995 September 1995 September 1998	Present Present Present
Anooraq Resources Corporation	Director Secretary Chief Financial Officer	April 1996 September 1996 February 1999	September 2004 Present May 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director Secretary Chief Financial Officer	June 1995 November 1995 June 1998	Present Present Present
Detour Gold Corporation	Chief Financial Officer/Secretary and Director	July 2006	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director Secretary Chief Financial Officer	August 1994 December 1995 December 1997	Present Present Present
Great Basin Gold Ltd.	Director Secretary Chief Financial Officer	February 1994 February 1994 June 1998	November 2006 November 2006 November 2006
Northern Dynasty Minerals Ltd.	Director Secretary Chief Financial Officer	June 1996 June 1996 June 1998	Present Present Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Diamonds Inc.	Director Chief Financial Officer	November 2000 November 2000	Present April 2007
Taseko Mines Limited	Director Secretary Chief Financial Officer	February 1994 February 1994 November 1998	Present Present Present

RONALD THIESSEN, CA – President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director President and Chief Executive Officer	September 1995 September 2000	Present Present
Anooraq Resources Corporation	Director President and Chief Executive Officer	April 1996 September 2000	Present Present
Continental Minerals Corporation	Director President and Chief Executive Officer Co-Chairman	November 1995 September 2000 January 2006	Present January 2006 Present
Detour Gold Corporation	Director and Chairman	July 2006	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director President and Chief Executive Officer Co-Chairman Chairman	August 1994 December 1999 September 2004 December 2005	Present September 2004 December 2005 Present
Great Basin Gold Ltd.	Director President and Chief Executive Officer Co-Chairman Chairman	October 1993 September 2000 December 2005 November 2006	Present December 2005 November 2006 Present
Northern Dynasty Minerals Ltd.	Director President and Chief Executive Officer	November 1995 November 2001	Present Present
Rockwell Diamonds Inc.	Director President and Chief Executive Officer Chairman	November 2000 November 2000 September 2006	Present September 2006 Present
Taseko Mines Limited	Director President and Chief Executive Officer Co-Chairman Chairman	October 1993 September 2000 July 2005 May 2006	Present July 2005 May 2006 Present
Tri-Gold Resources Corp.	Director	July 1992	Present

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Accountants, of 401 – 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors, based upon a recommendation of the audit committee. De Visser Gray LLP was first appointed auditor of the Company in September 1995.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available at www.sedar.com and the Company’s website www.amarcresources.com.

Composition of the Audit Committee

The members of the audit committee are David Copeland, Scott Cousens and Ronald Thiessen. All members are financially literate.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company’s auditor De Visser Gray LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by De Visser Gray LLP to the Company to ensure auditor independence. Fees incurred with De Visser Gray LLP for professional services in the last two fiscal years are outlined in the following table.

	Year ended	Year ended
Services:	March 31, 2007	March 31, 2006
Audit Fees (1) Audit-Related Fees (2) Tax Fees (3) All Other Fees (4)	$ 14,000	$ 13,500
	–	–
	1,500	1,450
	–	–
	$ 15,500	$ 14,950

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

The Company is exempt from the requirements of Parts 3 and 5 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended March 31, 2007, by virtue of the Company being a "venture issuer". This exemption exempts a "venture issuer" from the requirement to have 100% of the members of its audit committee be independent, as would otherwise be required by MI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.	Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The directors of the Company are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

2.	Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

3.	Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

4.	Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5.	Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6.	Compensation

The Board determines the compensation for the Chief Executive Officer. The directors receive no cash compensation for acting in their capacity as directors of the Company.

7.	Other Board Committees

The Board has no compensation or other committees other than the audit committee.

8.	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Ron Thiessen (President and Chief Executive Officer), Jeffrey Mason (Chief Financial Officer and Secretary) and Robert Dickinson (Chairman) are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

Named Executive Officers	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2007 2006 2005	46,121 155,127 75,092	1,784 0 0	0 0 0	0 0 200,000	0 0 0	0 0 0	0 0 0
Jeffrey R. Mason Chief Financial Officer and Secretary	2007 2006 2005	30,504 92,835 56,519	1,784 0 0	0 0 0	0 0 200,000	0 0 0	0 0 0	0 0 0
Robert A. Dickinson Chairman and Director	2007 2006 2005	28,798 95,574 20,771	1,784 0 0	0 0 0	0 0 200,000	0 0 0	0 0 0	0 0 0

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No options were granted to the Named Executive Officers during the financial year ended March 31, 2007.

The share options exercised by the Named Executive Officers during the financial year ended March 31, 2007 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	Nil	Nil	Nil	Nil
Jeffrey R. Mason	Nil	Nil	Nil	Nil
Robert A. Dickinson	Nil	Nil	Nil	Nil

No options were amended or re-priced during the financial year ended March 31, 2007.

Defined Benefit or Actuarial Plan Disclosure

There is no defined benefit or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There is no compensatory plan or arrangement, with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Report on Executive Compensation

This report on executive compensation has been authorized by the board of directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. Ordinarily, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

None of the Named Executive Officers serve the Company solely on a full-time basis, and, consequently, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Board. Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer and Deputy Chief Executive offices is approved annually by the board of directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Board is to review the grants of stock options to directors, management, employees and consultants.

Compensation of Directors

There is no arrangement under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on September 21, 2004 and confirmed by the shareholders on September 28, 2006. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares under the Plan. As at August 13, 2007, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2007:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the “Plan”)	Nil	NA	6,294,947
Equity compensation plans not approved by securityholders	Nil	NA	Nil
Total	Nil	NA	6,294,947

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or could materially affect the Company or any of its subsidiaries during the year ended March 31, 2007, or has any interest in any material transaction in the current year other than as set out herein:

a)

During the year ended March 31, 2007, the Company completed a private placement of 10,490,000 units at $0.50 per unit, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Each flow-through unit consisted of one flow-through common share and one non-flow-through warrant and each non-flow-through unit consisted of one non-flow-through common share and one warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share. Directors and officers of the Company participated in this private placement, acquiring in aggregate 2,740,000 units. To the date of this information circular, informed persons of the Company participated in the private placement of the units as follows:

Informed Person Participation	Amount	Units
Robert Dickinson	$ 470,000	940,000
Jeffrey Mason	$ 700,000	1,400,000
Ronald Thiessen	$ 200,000	400,000

b)

Rockwell Ventures Inc., subsequently renamed Rockwell Diamonds Inc. ("Rockwell"), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest is payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. For the year ended March 31, 2007, interest income of $192,877 was accrued on the promissory note. The promissory note is secured by the personal guarantees of four Rockwell directors, all of whom are also directors of Amarc Resources Ltd. Subsequent to the year end, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing interest on the 90 day promissory note.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees as these services are provided to the Company by Hunter Dickinson Inc. (“HDI”) pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by ten publicly traded exploration companies (one of which is Amarc Resources Ltd.) and is managed by persons, the majority of whom are also directors of the Company. No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors during the year ended March 31, 2007.

HDI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDI are owned equally by each of the participating corporations (including the Company) as long as HDI services are being provided; however, such participant surrenders its single share at the time of termination of the services agreement. HDI is managed by the directors of the Company, along with the controlling directors of the other corporate participants in the arrangements with HDI.

The amounts billed by HDI for its services rendered and which amounts constitute primarily reimbursement of third party billings were $884,888 in fiscal 2007; (2006 - $1,377,312; 2005 - $1,779,538).

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Annual Confirmation of 10% Rolling Share Option Plan

The TSX Venture Exchange (the “TSXV”) requires that each company listed on the TSXV proposing to issue stock options have a share option plan. The shareholders of the Company adopted a Share Option Plan (the “Option Plan”) in 2004 which is described in detail above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”.

Pursuant to section 2.9 of the TSXV policy 4.4, the continuation of the Option Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Option Plan is necessary for the Company to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting and is available on request of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without any variation which arises from the floor of the Meeting:

“Resolved, as an ordinary resolution that the Company’s 10% rolling share option plan be ratified and approved for a further year until the next annual general meeting of shareholders.”

2.	Appointment of auditors De Visser Gray LLP for the year ended March 31, 2008.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the year ended March 31, 2007 and the report of the auditor thereof will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the meeting.

Copies of documents incorporated by reference may be obtained from SEDAR at www.sedar.com and upon request from the Company’s Investor Relations department at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: 604-684-6365 or fax number 604-681-2741.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, August 24, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
Ronald W. Thiessen
President and Chief Executive Officer